INVEST IN **LOVE SUN BODY**

Breakthrough Sunscreen & Application Technology



lovesunbody.com West Orange NJ

Consumer Goods | Retail | Health & Fitness

Highlights

1. A certified, safe alternative to unregulated natural products & questionable chemical sunscreens
2. There has been growing attention to the safety of sunscreens to our health & to the environment.
3. Patented 100% natural face and body sunscreen formulas.
4. Patented sunscreen applicator.
5. International IP on revolutionary sunscreen applicator targeting $1.3B spray sunscreen market
6. Able to capitalize on $20B clean beauty biz with our new certified Cosmos Natural skincare & makeup
7. Have spent the last year working on reg. approval to start distribution across Europe in Sephora.
8. Planning to expand to Sephora United States after growing Sephora UK sales.

Our Team



Dr. Terry Zickerman CEO

Expertise in natural sunscreen formulation. Dr. Zickerman founded Love Sun Body, created and patented the companies 100% natural formulations and patented sunscreen applicator.

> During a visit to the beach, it became apparent how difficult it was to find a natural sunscreen that was highly effective, didn't incorporate chemicals and wasn't thick or whitening. As a doctor who understood the research about sunscreen chemicals entering our bloodstream and posing health risks, I knew we needed a safer, healthier alternative.



Marissa Sanchez Head of US Sales

Sales executive with over 25 years of beauty experience. Marissa has represented some of the most prestigious brands, including Hermés of Paris, Cartier, By Terry, Eve Lom to name a few.



Barbara Hutton-Mills Head of Europe Sales

 **Barbara Hutton Mills** Head of Europe Sales

Sales consultant with over 25 years in beauty. Barbara has represented some of the largest cosmetic companies, including Clarins, Lancome (L'oreal) MAC (Estee Lauder) Chanel Investments (Tria Beauty & Illuminage) and MZ Skin.

 **Julia Labaton** Head of Public Relations

Julia is the recipient of two Top Women in PR Awards by PR News, Julia is a respected public relations professional and PR agency owner with over 25 years of experience counseling national and international beauty clients.

 **Bryan Vogel** General Council

Bryan is a nationally-recognized trial attorney and globally-recognized IP strategist, represents clients in intellectual property and technology matters throughout the country and the world.

 **Brian M. Hand** General Council

Over 30 years of experience representing public and private companies and entrepreneurs across a broad spectrum of legal issues. His areas of practice include mergers and acquisitions, securities offerings, secured finance and corporate governance.

 **Dr. Brian Brazzo** Director

Dr. Brian Brazzo is a board-certified ophthalmologist & fellowship-trained plastic surgeon. Dr. Brazzo is a graduate of the Harvard Medical School and University of Pennsylvania.

 **Kevin Gallagher** Director

Kevin Gallagher was the President of Croda's Global Personal Care & Actives business. In this capacity, he had P&L responsibility for Croda's Global Personal Care & Actives businesses around the world.

Breakthrough Sunscreen & Application Technology



Love Sun Body is extending its distribution to Canada, the United Kingdom, and Europe. Love Sun Body recently introduced its products in Sephora.co.uk, Alayaka.com, and Amazon across Europe. The capital raise for Love Sun Body will be allocated towards marketing, public relations, launching new products in development, and for future operating capital.

Love Sun Body

Founded by Dr. Terry Zickerman while visiting Point Pleasant Beach, New Jersey, Love Sun Body emerged from a family conversation on the challenges of finding effective natural sunscreen with sufficient protection without harmful synthetic chemicals. They also questioned the efficacy of sunscreen sprays that are inhaled during application. Do they truly provide sufficient protection?



9 out of every 10 skin cancers are caused by overexposure to UV radiation

Why use Sunscreen?

Sunscreen is essential due to the presence of Ultraviolet (UV) radiation, originating from the sun and artificial sources like tanning beds. UVA rays, with lower energy, contribute to long-term skin damage and aging, potentially playing a role in certain skin cancers. UVB rays, possessing slightly more energy, directly damage DNA, leading to sunburns and a significant role in most skin cancers.

Skin cancers, including basal cell and squamous cell cancers, often result from exposure to sunlight's UV rays, with their occurrence linked to lifetime sun exposure. Melanoma, a more severe but less common skin cancer type, is also associated with sun exposure, though to a lesser extent. Man-made sources of UV rays have also been implicated in skin cancer.

UV ray exposure can result in premature skin aging, manifesting as wrinkles, leathery skin, liver spots, actinic keratosis, and solar elastosis. Additionally, UV rays can cause eye problems. Given these risks, the use of sunscreen becomes crucial for protecting the skin from the harmful effects of UV radiation.

Who Should use Sunscreen?

The short answer is everyone! Men, women, and children aged 6 months and above are advised to use sunscreen daily. This applies to both those who easily tan and those who do not, as sun exposure can damage the skin over a lifetime, regardless of whether you experience sunburn. Sunscreen serves as an effective barrier against the harmful effects of ultraviolet radiation on skin cells.

The only exception is babies under 6 months old, as their skin is highly sensitive. For infants, it is recommended to avoid sun exposure, and instead, use shade structures and sun-protective clothing as the best means of safeguarding their delicate skin.

Numerous Sunscreens Contain Harmful Substances. Is My Sunscreen Safe?

Chemical sunscreens feature active ingredients like avobenzone, octinoxate, and oxybenzone, which are absorbed into the skin, then absorb and convert UV rays into heat, releasing them from the body.

Mineral sunscreens, with active ingredients zinc oxide and titanium dioxide, sit on the skin's surface, reflecting and absorbing the sun's rays without being absorbed into the body.

The 2019 research report, published January 21, 2020, "Effect of Sunscreen Application on Plasma Concentration of Sunscreen Active Ingredients, A Randomized Clinical Trial" noted the plasma concentration up to 17 days after the last dose of commonly used sunscreen ingredients including octinoxate, homosalate and octisalate. Inactive petroleum-based ingredients in these sunscreens are also absorbed into the body, a fact many consumers may not be aware of.

Sunscreen Sprays

Sunscreen sprays can be flammable and are commonly inhaled when dispersed into the air. Additionally, when sprayed on the skin, the typical dosage only covers approximately 1/3 to 1/4 of the required amount.

Environmental Working Group (EWG) estimates that about half of the 750-plus beach and sport sunscreens we assessed this year are too weak for the European market. To be truly effective at preventing skin damage and skin cancers, U.S. sunscreens need to provide better protection from UVA.
ewg
November 2016
THE NEED FOR TRULY EFFECTIVE NATURAL MINERAL SUNSCREENS
SUN SUN SUN
"Many mainstream brands are now adding mineral sunscreen ingredients, rather than reformulating to safe products, they may still contain harmful chemicals, including not only


"Nearly half of sunscreens tested did not meet their SPF claims; nearly three-quarters of 'natural' sunscreens fell short of the SPF on their labels."
Consumer Reports | May 2016
synthetic emollients, preservatives, and fragrance, and chemical sunscreen ingredients too."
Organic authority | June 2016
CONTAINS CONFIDENTIAL INFORMATION OF LOVESUNBODY LLC

A Solution for a Global Problem


love
the feeling of the
sun
while protecting your
body®
with 100% natural sunscreen

Love Sun Body "Safe for Your Body & The Planet"

Over the course of seven years, Love Sun Body's dedicated research and development team worked to create 100% natural formulas and a groundbreaking sunscreen applicator.

Love Sun Body manufactures the highest-quality natural sunscreens, ensuring the formulas are truly effective and 100% natural, entirely free of any banned or harmful chemicals, with no chemical filters or synthetic ingredients. Love Sun Body formulated the brand ethos "safe for your body & the planet."


love
sun
body®
SHEER POWER
DAILY MOISTURIZING
MINERAL FACE SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30
SPF
BROAD SPECTRUM UVA / UVB
safe for your body
& the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 MINUTES)
COSMOS NATURAL
crueltyfree andvegan
MADE IN USA 3.0 FL OZ 90 ML

Sheer Power Daily Moisturizing Mineral Face Sunscreen

Sheer Power is our beloved 100% natural origin daily moisturizing mineral face sunscreen in a new lightweight, rapid rub-in formula. Love Sun Body Sheer Power is Cosmos-certified 100% natural origin mineral face sunscreen. It feels great on, all day long. It's suitable for all skin types, including sensitive skin.


love sun body
SHEER PERFECTION
MINERAL BODY SUNSCREEN
30
safe for your body & the planet
fragrance free

Sheer Perfection Mineral Body Sunscreen

Sheer Perfection is our beloved year-round 100% natural origin mineral body sunscreen in a new rapid rub-in formula, so it's easy to apply, lightweight and quick-drying. Sheer Perfection is America's first and only Cosmos-certified 100% natural origin mineral body sunscreen. Sheer Perfection feels features non-nano zinc oxide with shea butter, jojoba esters, sunflower oil, glycerin and natural vitamin E.


love sun body
GLOW NATURAL
DAILY TINTED MINERAL FACE
SUNSCREEN & MOISTURIZER
30
safe for your body & the planet
MADE IN USA 1 FL OZ 30 ML

Glow Natural Daily Tinted Mineral Face Sunscreen & Moisturizer

Our certified 100% Natural Origin Daily Tinted Mineral Face Sunscreen & Moisturizer that feels great on, with a natural look of a radiant, hydrated complexion plus antioxidants, broad spectrum SPF 30 protection. Four shades: Pearl, Sand, Tan and Cocoa.

All Love Sun Body formulas are clinically proven to be effective, even after 80 minutes in the water and are suitable for all skin types, including sensitive skin.



Sunscreen Towel Applicator

The sunscreen applicator sheet is a solution to ineffective sunscreen sprays, where a consumer can self-apply sunscreen with sunscreen towels that are embedded with Love Sun Body's 100% natural sunscreen.

A breakthrough invention: Love Sun Body's revolutionary invention for self-application and easy delivery of sunscreen that we believe will be not only disruptive to the sunscreen spray industry but also present licensing opportunities with major sunscreen manufacturers given our IP protection in over 10 countries. Early market research indicates tremendous consumer interest:

- 64% of participants positively rated the concept of the device.
- This number rose to 77% amongst premium sunscreen users, the main benefit: applying to hard-to-reach areas.
- 98% found the concept unique and 2/3 felt it was better than other sunscreen products.



love
sun
body
Sunscreen Towel
"U.S. Patent No. 9,192,546"
NATURAL MINERAL SUNSCREEN
NO CHEMICAL FILTERS
30

The sunscreen towels will be sold in packages of 5 units and it will be priced competitively.

Launching in 2024.



love sun body Intellectual Property

Intellectual Property

Love Sun Body's facial sunscreen patent was issued last year by the USPTO on August 9, 2022, and Love Sun Body's body sunscreen patent was issued by the USPTO August 30, 2022.

The sunscreen applicator sheet has been issued patents in ten countries/providences/areas: Australia, Belgium, European Patent Office, France, Germany, Hong Kong, Ireland, Netherlands, Spain, United Kingdom, United States.

The Love Sun Body logo is registered in fourteen Countries/Providences/Areas: Australia, Bahamas, Brazil, Canada, China, EU, Hong Kong, India, Israel, Japan, Mexico, Philippines, United States.

"Love Sun Body" is registered in fourteen Countries/Providences/Areas: Australia, Bahamas, Brazil, Canada, China, EU, Hong Kong, India, Israel, Japan, Mexico, Philippines, United States.





United States Distribution

Our primary distribution in the United States is lovesunbody.com and Amazon.

lovesunbody.com

amazon.com

amazon.com/lovesunbody

Canada Distribution

Our primary distribution in Canada is Amazon.

amazon.ca™

amazon.ca/lovesunbody

Expansion into Europe

Europe is projected to be the largest consumer market for natural cosmetics, and they also represent over 30% of the global sunscreen market. We see expansion into Europe essential to our growth strategy.

We are very excited about our launches in Sephora.co.uk and Alyaka.com in the United Kingdom and Amazon throughout Europe.

amazon.fr

amazon.fr/lovesunbody



Love Sun Body Sephora United Kingdom

Europe Retail Distribution

Unlike Amazon, retailers choose brands with products that fit into the standards of the store. The biggest beauty retailer in the world is undoubtedly Sephora. Sephora's clean beauty initiative includes offering products that contain the

highest quality ingredients.

With over 2,600 stores in 35 countries, Sephora has become a global leader in the beauty industry. Its vast range of products and exceptional customer service have made it a go-to destination for beauty enthusiasts all around the world.

Over the past year, we dedicated our efforts to securing regulatory approval for our face, body and tinted face sunscreen formulas for the United Kingdom and Europe to sell in Sephora. We are working towards distribution in Sephora in the United States.



alyaka
THE ART OF BEAUTY

Love Sun Body Alyaka









ECO CERT COSMOS NATURAL · GMO · crueltyfree andvegan · ewg

Love Sun Body 100% Natural Mineral Sunscreens

Love Sun Body is the only Cosmos Natural certified 100% natural origin mineral sunscreen in the U.S. We like to think that this makes us the most honest, trustworthy, cleanest and safest sunscreen available -- but it's not just us saying it -- the Cosmos Natural certification validates it. Given the lack of global regulation on natural cosmetics and the misleading marketing from many companies, Love Sun Body has pursued Cosmos Natural Certification as a way of proving to consumers and retailers that our products are truly 100% natural and environmentally responsible.



COSMOS
Trust in organic and natural cosmetics
COSMOS NATURAL · Certified by Ecocert Greenlife
According to COSMOS Standard

Many companies use the phrase "natural" even when chemical ingredients co-exist with natural ingredients in a formula. The unregulated use of "all-natural" devalues the notion that a product is completely natural. Having Cosmos Natural certify that our formula is of 100% natural origin – may prompt explanation – but it gives us an opportunity to educate consumers and ensure they know that our product is sourced and produced responsibly, with an understanding of where our ingredients come from and are truly 100% natural and free of any harmful chemicals. Cosmos Natural certification is one of the toughest set of requirements for natural cosmetics in the world.





Certified 100% Natural Origin Sunscreen

Love Sun Body sunscreens are certified 100% natural origin, ensuring traceability to the source for each ingredient. They are formulated with non-GMO, non-toxic ingredients, free from synthetic chemicals or petroleum-based ingredients.

Our sunscreens feature non-nano zinc oxide and non-nano titanium dioxide filters, rubbing in easily without the typical white coating associated with mineral sunscreens. They are water-resistant for up to 80 minutes, clinically proven safe around the eyes, and surpass both FDA and stringent EU regulations.

Love Sun Body manufacturing process and cleaning products used during production are certified non-toxic and safe for humans and the environment. Packaging is minimally designed, recyclable, and our labelling claims are scrutinized for accuracy.

Recognized as #1 for safety & efficacy by EWG, our hypoallergenic, non-comedogenic, vegan, and cruelty-free formulas are all proudly Made in the USA. This is why Love Sun Body is synonymous with being safe for your body & the planet.



Chemical Sunscreens are Killing Our Coral Reefs and Marine Life

Coral bleaching and how higher water temperatures and chemical sunscreens are killing our coral reefs. Research shows that some of the chemicals found in sunscreen and other personal health products also threaten the health of coral reefs.

The study conducted on sunscreen chemicals destroying coral reefs was published in The Journal Archives of Environmental Contamination and Toxicology. The Study found that the chemical oxybenzone has toxic effects on young coral that causes endocrine disruption, DNA damage and death of coral, among other problems.

Studies revealed that up to 10 chemical sunscreen ingredients were harming the coral reefs around the globe. It was reported that it takes only 1 drop of these chemicals in an Olympic size swimming pool to affect the toxicity levels. Studies also indicated these chemicals may harm marine life such as disrupting reproductive systems of fish.

Ultimately, several countries, the state of Hawaii and cities like Key West voted to ban chemical sunscreen ingredients for harming the coral reefs.


CHEMICAL SUNSCREENS ARE NOT AS SAFE AS WE THINK
Oxybenzone is one of the most popular chemical sunscreen filters and the EWG has reported that studies show it disrupts hormones and causes skin allergies.
A CDC study of 2500 Americans detected Oxybenzone in 96% of participants' bodies.
The European Union has mostly replaced Oxybenzone, however it still remains in use in the U.S. in 2/3 of all sunscreens.


A study published in The Journal of the American Medical Association (JAMA) in May 2019 examined chemical sunscreen used the correct way for just one day.
It found that the blood concentration levels of 3 chemical ingredients were much higher than originally expected. It showed that these chemicals remained in the body for at least 24 hours after sunscreen use ended, triggering a government safety investigation.
As of Feb. 2019, the FDA stated active chemical sunscreen (category III) ingredients lack sufficient data to be deemed safe & effective.
CONTAINS CONFIDENTIAL INFORMATION OF LOVESUNBODY LLC
1

The FDA Has Declared the Minerals Zinc Oxide and Titanium Dioxide as the Only Safe Sunscreen UV Filters.

According to studies by the Center for Drug Evaluation and Research, an arm of the US Food and Drug Administration after a single application, a total of seven chemicals commonly found in sunscreens can be absorbed into the bloodstream at levels that exceed safety thresholds.

The study published Tuesday, January 21, 2020, in the peer-reviewed Journal of the American Medical Association (JAMA) found that seven active ingredients in different sunscreens enter the bloodstream at levels that far exceed the FDA's recommended threshold without a government safety inspection.

This study evaluated absorption of the active ingredients avobenzone, oxybenzone, octocrylene, homosalate, octisalate, and octinoxate. The prior study evaluated absorption of avobenzone, oxybenzone, octocrylene, and ecamsule. Without further testing, the FDA does not know what levels of absorption can be considered safe.

Effect of Sunscreen Application Under Maximal Use Conditions on Plasma Concentration of Sunscreen Active Ingredients, JAMA, May 6, 2019

https://jamanetwork.com/journals/jama/fullarticle/2733085

Shedding More Light on Sunscreen Absorption, US Food and Drug Administration, January 21, 2020

https://www.fda.gov/news-events/fda-voices/shedding-more-light-sunscreen-absorption

After multiple studies revealed potential health risks from active chemical sunscreen ingredients, the FDA no longer considered these active chemical ingredients as GRASE (or generally regarded as safe and effective) and state more research is needed to confirm their safety.

A Truly Green, Sustainable Company

At Love Sun Body, we are united by our sustainability strategy that is built around pillars that put health and a green initiative at the heart of our work, "Safe for your body and the planet".

Sustainability and Traceability is No Longer an Option. It is a Necessity.

When it comes to sustainability and traceability, all aspects of our operations come into play: sourcing ingredients, packaging, labeling, manufacturing and waste reduction … all in the name of protecting the climate, the forest, waters and people.

All of our products are biodegradable, all of our packaging is recyclable, minimized and is environmentally friendly. We are actively sourcing new, even more environmentally friendly packaging for our future product development.

Our Manufacturing Incorporates Natural Cleaning Ingredients

At Love Sun Body, we seek to leverage our reach, scale and expertise to effect real change in sustainability issues. Our green activities and initiatives include recycling, manufacturing, socially responsible investments (SRI) that focus on conservation of natural resources, manufacturing, implementation of clean air, and other environmentally conscious business practices.

Our manufacturing facility is state of the art and adheres to CGMP (Current Good Manufacturing Practice) regulations enforced by the FDA) standards. The facility has the most advanced technology and exceptional quality control. The facilities team of accomplished scientists' test and manufacture all Love Sun Body's revolutionary formulas.

Many people use sunscreen only during the summer months and do not use sunscreen again until the following year.





Why Should I Use Sunscreen Every Day?

There is a rapidly growing trend. Many consumers now use sunscreen use all year round, through dermatologist recommendations to help prevent melanoma, age spots and help decrease the signs of aging.



Partners and Sponsors of The Melanoma Action Coalition and Member Organizations

Love Sun Body has partnered with the Melanoma Action Coalition and are proud to be their official sunscreen partner. Love Sun Body supports their fundraising and awareness events and programs of their members with samples and marketing support. See the complete list of members.

https://www.melanomaactioncoalition.org/about-our-members.html

The Sun Protection Market Worldwide



Notes: Data shown is using current exchange rates and reflect market impacts of Russia-Ukraine war.

Most recent update: Sep 2023

Source: Statista Market Insights

Sun Protection Worldwide (Statista)

The Global Sun Care Market

According to Statista:

- The Sun Protection market worldwide generated a revenue of US$10.83bn in 2023. It is projected to experience an annual growth rate of 4.58% (CAGR 2023-2028).

- Among all countries, in the United States leads in terms of revenue, generating US$1,983m in 2023.

- Despite its reputation for rainy weather, the United Kingdom is experiencing a surge in demand for sun protection products, as its citizens become increasingly aware of the importance of protecting their skin from harmful UV rays.

Furthermore, doctors and physicians are also advising sun care to protect skin against harmful damage caused by UV rays. Spurred by these factors, the global sun care market will witness significant prospects for growth between 2024 and 2030, driven by a shift towards new product development to create healthier, natural alternatives by companies that will ascertain the market's growth in the coming years.

Use of Investment Proceeds

Love Sun Body's capital raise is for marketing, expansion and new product launches. Expanding Love Sun Body's marketing will attract new customers and expand Love Sun Body's target market. An advertising agency will create, plan, and handle all Love Sun Body's advertising and other forms of promotion and marketing. Marketing will be through online video commercials and static advertisements, directing traffic to lovesunbody.com, Amazon in the US, Canada and Europe and all of Love Sun Body's retailers US and international retailers.

Additional samples for retailers and melanoma non-profit partners has been a successful way to for Love Sun Body to add additional clients. Love Sun Body will expand sampling for Sephora and new retailers, and our melanoma organizations partners.

Upcoming new product launches in Love Sun Body's pipeline include 100% organic body care, including shampoos, conditioners, shower gels and moisturizers.

Love Sun Body's future product development will further expand the brand into clean beauty skincare and cosmetics, with products that are designed for use 365 days/year. The global natural cosmetics market is projected to hit $47B by 2024.



Product Line Extensions

Expansion into skincare & cosmetics: Love Sun Body's mission is to be the first and only Cosmos Natural certified skincare and cosmetics globally. Love Sun Body's additional sunscreen products in development to expand and complete our assortment. These projects are targeted for launch in 2024.

Build on digital success: Invest more in the digital activities that are driving sales while expanding resources and the team to strengthen and optimize Love Sun Body's digital marketing and e-commerce business.

Founder and CEO

Dr. Zickerman's graduate studies focused on biology, chemistry, physics and business. After receiving his doctorate, he worked in finance in New York City over 20 years as a Senior Vice President for over 10 years including UBS and Smith Barney and in institutional sales and research for Citi Smith Barney and Morgan Stanley. With his work and oversight, we believe Love Sun Body has created the world's safest and highest quality sunscreens, with no compromise on efficacy and safety, using 100% natural ingredients that are certified to ensure traceability and sustainability.

Board Members

Dr. Brian Brazzo is a graduate of the Harvard Medical School and University of Pennsylvania. Dr. Brazzo is a board-certified ophthalmologist and a fellowship-

trained plastic surgeon. His practice is devoted to the most advanced techniques in ophthalmic plastic surgery.

Kevin Gallagher was the President of Croda's Global Personal Care & Actives business. In this capacity, he had P&L responsibility for Croda's Global Personal Care & Actives businesses around the world. In addition, he was President Croda Inc. He also served as a member of the Executive Committee of Croda International Plc. Throughout his 37-year career at Croda, Mr. Gallagher has held diverse roles in R&D and Quality Management, Sales and Marketing.

Featured Investors

Love Sun Body shareholders include UBS and Morgan Stanley executives, fund managers, medical doctors specializing in plastic surgery, orthopedic surgery, general surgery, anesthesiology, gastroenterology, internal medicine, veterinary medicine, chiropractic, doctor of pharmacy, private domestic and international investors.

Team

Love Sun Body has an experienced team of beauty industry experts and business leaders shaping and building the future of the company. Love Sun Body had tremendous support and partnership from our award-winning PR agency, RED PR. The company has notch accounting and legal partners -- including two firms focused on protecting our intellectual property. Love Sun Body's US and Europe sales team each have 20 years' expertise in selling, marketing and merchandising products to retail customers. Love Sun Body's head of marketing has over 14 years' experience driving growth and profitability amongst several industry startups and emerging brands like T3, Temptu, Living Proof and BIOEFFECT, with over 12 years' experience building multi million-dollar businesses within the world of home shopping at HSN and QVC.

Top Perks



more doctors follow
love Sun Body
on Twitter over any other
sunscreen brand
find out why at
@Lovesunbody
twitter.com/lovesunbody
lovesunbody.com
love
sun
body

$500 Gift Certificate at lovesunbody.com and VIP pass to go "behind the scenes" to Love Sun Body's first commercial video production and model shoot. $50,000 Investment.

Downloads



Dr. Jonathan Yao - Love Sun Body Endorsement.pdf



Dr. Brian Brazzo - Love Sun Body Endorsement.pdf



Dr. Jennifer Zimmerman - Love Sun Body Endorsement.pdf



Katie Ostrovsky - Love Sun Body Endorsement.pdf



Love Sun Body, Inc. Presentation Deck January 2024.pdf